ORBIS

Warsaw, 2002-08-20

02049734

United States Securities
And Exchange Commission
Washington D.C. 20549
USA

SUPPL

SEC MAIL PROCESSING
RECEIVED
SEP 03 2002
WASH. D.C. 180 SECTION

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the 2nd quarter 2002 Consolidated Report.

Best regards

PROCESSED
SEP 11 2002
THOMSON FINANCIAL

Krzysztof Geruła

Vice-President

dlo 9/6

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69

Description to the consolidated report for the 2nd quarter of 2002

1. Background

1.1 This consolidated report sets out the balance sheet according to the accounting books as of June 30, 2001 and 2002, and March 31, 2001 and March 31, 2002, the profit and loss account, the cash flow account and comparative data concerning the changes in the Company's equity as of the 2nd quarter of 2001 and as of the 2nd quarter of 2002.

1.2 The financial statements have been prepared on the assumption that the Company further continues its business operations.

1.3 The consolidated report of the Orbis Group includes:
- integrated financial statements of all the organizational units of the Company Orbis S.A. that keep separate accounts,
- financial statements of PBP Orbis Sp. z o.o.
- financial statements of Orbis Transport Sp. z o.o.,
- as well as an affiliated company, Orbis Casino Sp. z o.o., accounted for by the equity method.

The companies listed below have not been consolidated:
- Silnowa Sp. z o.o.,
- P. H. "Majewicz" Sp. z o.o.,
- Globis Poznań Sp. z o.o.,
- Globis Wrocław Sp. z o.o.

since the figures in the financial statements of the above-mentioned companies are not essential for the implementation of the obligation laid down in Article 4 section 1 of the Accounting Act dated September 29, 1994.

2. The following accounting principles have been applied for the purpose of preparing the financial statements for the second quarter of the year 2002:

2.1 Basis for preparation of the financial statements

The financial statements of the Company were prepared on the basis of accounting books kept in accordance with the Polish Accounting Standards, i.e. the Polish Accounting Act of September 29, 1994, as further amended. The principle of historic cost accounting was adopted for the purpose of preparing the financial statements.

2.2 The principles of consolidation

The consolidated financial statements prepared as of June 30, 2002, include the financial statements of the joint-stock company Orbis S.A., the financial statements of a limited liability company Polskie Biuro Podróży Orbis Sp. z o.o., in which Orbis S.A. holds 70.41% of shares, the financial statements of a limited liability company Orbis Transport Sp. z o.o., in which Orbis S.A. holds 82.38% of shares as well as the financial statements of a limited liability company Orbis Casino Sp. z o.o., in which Orbis S.A. holds a stake of 33.33%.

Each share held by Orbis S.A. in PBP Orbis Sp. z o.o. and in Orbis Transport Sp. z o.o. represents one vote. However, in the case of voting on matters involving:

1. amendments to the company's Articles of Association, including alteration of the company's core business,
2. merger of companies,
3. winding-up of a company,
4. sale of the company's business,

as well as in the instances of voting upon the company's transformation, Orbis S.A. is entitled to cast two votes per each share held.

The financial statements of Polskie Biuro Podróży Orbis Sp. z o.o. and Orbis Transport Sp. z o.o. have been fully consolidated.
The financial statements of Orbis Casino Sp. z o.o. have been accounted for by the equity method.
In respect of the financial statements of the remaining subsidiaries and associated companies in which, as of June 30, 2002, Orbis S.A. held above 20% of shares and which have not been consolidated pursuant to Article 56 § 2 of the Polish Accounting Act of September 29, 1994, the figures disclosed in the financial statements of these entities are negligible as compared to the corresponding items of the parent (dominant) company. Financial figures of the entities which have not been consolidated presented in a layout corresponding to the condensed financial statements have been reported in the consolidated annual report for the year 2001 submitted to the Stock Exchange on April 29, 2002.

2.3 Negative value of goodwill in subsidiaries

The negative value of goodwill in subsidiaries emerged as a result of difference between the share acquisition price and the net asset value calculated in proportion to the participation in the share capital of the subsidiary company Orbis Transport Sp. z o.o.:

Balance as of the date of consolidation	PLN 3,932 thousand
Write-offs for the entire period	PLN 3,341 thousand
Balance as of June 30, 2002	PLN 395 thousand.

2.3 Intangible fixed assets

The intangible fixed assets shown in the financial statements have been valued at acquisition cost or manufacture cost less depreciation write-offs calculated according to the rates set forth in the Act of February 15, 1992, on Corporate Income Tax (consolidated text published in the Official Journal of Laws „Dz. U." of 2000, no 54, item 654) and less write-offs for a permanent loss in value.

2.4 Tangible fixed assets and depreciation

Fixed assets taken over from the transformed State-Owned Enterprise „Orbis" as well as those later acquired by the Company have been valued at acquisition cost increased by development and modernization costs and less accrued depreciation (write-off). The annual depreciation rate has been calculated on the basis of depreciation rates set forth in the Act of February 15, 1992, on Corporate Income Tax (consolidated text published in the Official Journal of Laws „Dz. U." of 2000, no 54, item 654).
The value of fixed assets has been revalued from time to time in the past according to their market value or indices announced by the President of the Main Statistical Office.

The net result of fixed assets revaluation is appropriated directly to the Company's reserves. The last revaluation of the fixed assets was performed as of January 1, 1995.
Work in progress is valued at acquisition price or manufacture price, taking into account exchange rate differences and interest due throughout the duration of investment financing.
In case of a permanent loss in value of a fixed asset under construction, it is revalued so that its value equals the net sale price or, in the absence of the set sale price, the fair value of the fixed asset determined otherwise.

The titles to perpetual usufruct of land reported for the first time in the balance sheet have been recorded at prices stated in the decisions of the local administrative authorities that constitute the basis for calculating the current fees for the use of these plots of land due to the fact that the land has been gratuitously acquired from the local administrative authorities.

The housing cooperative member's title to buildings and premises has been reported ay acquisition price.

In the past years, companies belonging to the Orbis Group benefited from the investment reliefs on corporate tax payments: Orbis S.A. during the years 1998-2000, Orbis S.A. and PBP Orbis Sp. z o.o. during the years 1994-2000, Orbis Transport Sp. z o.o. during the years 1996-2000.

2.5 Long-term investments

Long-term investments, comprising real property, long-term financial assets (participations, shares in other companies and long-term securities), intangibles as well as works of art have been reported at their acquisition cost less depreciation write-offs due to permanent loss in value.

2.6 Interest in subsidiaries and affiliates

Interest in subsidiaries and affiliates regarded as fixed assets have been valued at acquisition cost less depreciation write-offs due to permanent loss in value.

2.7 Short-term investments

Short-term investments are reported at acquisition cost or market price (value), whichever is lower, while the worth of short-term investments for which no active market can be found is determined otherwise according to their fair value.

2.8 Creditors and debtors

Amounts due to creditors and from debtors, including loans and prepayments, are reported according to the actual value due to be paid.

Transactions in foreign currencies are reported according to the rate of exchange (sale or purchase) of the given currency as of the date of transaction applied by the bank which services the Company's transactions.

As of the date of preparation of the financial statements, all amounts due from debtors denominated in foreign currencies are converted according to the foreign currency purchase rate quoted on the given day by the bank servicing the companies of the Group,

which cannot be higher than the average rate announced by the National Bank of Poland, while all the amounts due to creditors denominated in foreign currencies are converted according to the currency sale rate for the given day, which cannot be lower than that average rate announced by the National Bank of Poland for the given day.

The amounts due from debtors are revalued considering the degree of probability that the debt is collectible by way of write-offs to reduce the value of debtors. The following are the reasons to make a revaluation write-off:

- debtors are put into liquidation or bankruptcy,
- the court refuses to initiate the proceedings, if the debtor's property is not sufficient to satisfy the costs of the bankruptcy proceedings,
- debt is questioned by debtors,
- the financial standing and property of the debtor which is in default with the payment makes the collection of the debt unlikely,
- debt is overdue and there is a high degree of probability that the debt is uncollectible.

2.9 Stocks

Raw materials, semi-products and packing are appraised at their inventory value equal to the weighted average of the actual acquisition price. The acquisition cost is posted to costs in its entirety at the moment of payment. If an event that permanently reduces the value of stocks occurs during the financial year, revaluation write-offs are made.

During the year, products in hotel shops are valued at their inventory sale prices including the output VAT and the trade margin. As of the balance date, the value of stocks is adjusted to take into account the VAT and the deflections from the inventory price, hence as a result of goods are reported at the weighted average acquisition price.

2.10 Cash and cash equivalents

As of the balance sheet date, cash and cash equivalents denominated in PLN are appraised according to their nominal value, while cash and cash equivalents denominated in foreign currencies are converted into PLN at the purchase rate of exchange of the bank that services the Orbis Group's transactions, however, not higher than the average rate of exchange quoted by the National Bank of Poland (NBP).

2.11 Deferred costs and prepayments

Deferred costs (assets) are reported according to the nominal value of costs (expenses) actually incurred. Prepayments are reported according to the principle of prudence and include in particular the equivalent of payments received or due from business partners for services which will be provided in the next reporting periods or cash received to finance the acquisition or manufacturing of fixed assets and a negative goodwill.

2.12 Income tax

According to the Polish regulations, the companies forming the Orbis Group calculate the income taxes due to be paid in 2002 at 28% of its taxable income.

Provisions for deferred income tax (for positive temporary gains in the profit and loss account) are determined in the amount of the income tax which is to be paid in the future.

The main factors that affect the setting-up of a deferred income tax provision are as follows:

- applying a higher depreciation rate for tax purposes than for accounting purpose,
- reporting in revenues from unpaid interest on loans granted or debt securities (deposits),
- accounting of unrealized positive foreign exchange differences,
- accounting of unpaid default interest for overdue debts.

Deferred tax assets are determined in the amount equivalent to the sum which is anticipated to the deducted in the future from the income tax due to the temporary negative differences in the profit and loss account and the value of tax loss which can be deducted in the future, with the adherence to the principle of prudence. The main factors that affect the creation of the assets are as follows:

- applying a lower depreciation rate for tax purposes than for accounting purposes,
- costs paid during the financial year (for instance: salaries, costs derived from provisions for salaries),
- interest calculated by not paid on loans under contacts,
- liabilities to employees for retirements benefits and jubilee awards,
- reported unrealized negative foreign exchange rate differences,
- reported and unpaid costs of energy and telephone connections,
- cost taxes,
- periodical hotel systems franchise fees paid in advance,
- reported and unpaid costs of other services.

2.13 Revenues

Sales have been assessed on the basis of invoiced amounts due for services rendered. Under financial operations, gains from the sale of securities are reported as income from financial operations, while income from foreign currency exchange transactions is the margin earned.

2.14 Equity

Equity and other assets and liabilities are assessed at their nominal value.

The item "revaluation reserve" includes the following:

- in respect of long-term investments – the amount by which the value of investment increased as opposed to its market value is reported. Reduction in the value of investment previously revalued as described above reduces the value of revaluation reserve by an amount not higher than the value of addition obtained as a result of revaluation;
- in respect of the deferred tax – the increase of provisions and decrease of deferred tax assets relating to transactions settled against the equity is reported;
- in respect of fixed assets – the amounts equal to the value of increase in the value of fixed assets as a result of revaluation is reported. Reduction in the value of fixed asset previously revalued as described above reduces the value of revaluation reserve by an amount not higher than the value of addition obtained as a result of revaluation. Sale of fixed asset the value of which was increased as a result of revaluation results in appropriating the respective amount previously posted to the revaluation reserve to supplementary capital;
- the value of perpetual usufruct of land disclosed in the balance sheet was reported as an increase of capital in 2002.

2.15 Provisions

The companies belonging to the Orbis Group set up provisions for claims and anticipated or contingent losses incurred in the course of on-going business transactions, i.e. for future liquidation of assets. The reserves are also created for potential future liabilities, the amount of which can be reliably assessed, including costs related with restructuring and liabilities to employees for retirement benefits and jubilee awards.

3. *Changes in the principles of accounting and reporting in the financial statements*

3.1 The information included in the financial statements and pertaining to the past periods has been presented taking account the changes introduced by the amended Accounting Act of September 29, 1994, in respect of the items that are of major importance for the companies forming the Orbis Group, i.e.:

3.1.1 the profit and loss account includes the changes in reporting of positive foreign exchange rate differences and the accrued interest on receivables, unpaid as of the date of preparing the financial statements, which prior to January 1, 2002, were reported as deferred income.

3.1.2 in the balance sheet of Orbis S.A.:

3.1.2.1. the titles to the perpetual usufruct of land have been disclosed in the asset column under the item "fixed assets" (prior to January 1, 2002, these titles were reported in the off-balance sheet registers). Moreover, the following other appropriations have been made:

- the purchased titles to perpetual use of land have been posted from intangible assets to fixed assets;
- long-term investments include real property, works of art (so far reported as fixed assets) while the title to a perpetual use of land on which the Bristol hotel is located has been posted from an off-balance register;
- the item long-term deferred costs includes the cost of generating capital that took place in 1998 (prior to January 1, 2002, this cost was reported as intangible assets) as well as the assets held on account of deferred income tax;

3.1.2.2. Under the "liabilities" item, the value of the reported titles to the perpetual usufruct of land (reported in the off-balance sheet register prior to January 1, 2002) has been posted to revaluation reserve, while the accrued expenses have been reported as other provisions for payments due.

3.1.2.3 the effects of conversion of deferred tax by means of the balance sheet method will be disclosed in the financial statements for the 1st half of the year 2002.

3.1.3 PBP Orbis Sp. z o.o. made the following appropriations of its balance sheet items:

- the housing cooperative members' right to a housing apartment has been posted from intangibles to fixed assets;
- deferred income tax was disclosed in the long-term deferred costs;

3.1.4 Orbis Transport Sp. z o.o. made the following appropriations of its balance sheet items:

- leased fixed assets have been posted to long-term receivables;
- deferred income tax was disclosed in the long-term deferred costs.

4. Analysis of figures reported in the balance sheet

4.1. Assets

As of the end of the 2nd quarter of 2002, the balance sheet of the Orbis Group total grew by 5.3% as compared to the balance sheet total of the 2nd quarter of 2001.

Fixed assets constitute 87.3% of the balance sheet total which represents a growth by 25.6% as compared to the end of the 2nd quarter of the previous year.

The dominant sub-component (93.7% of the fixed assets) are the tangible fixed assets, in 96% composed of the Orbis' hotels. As compared to the balance as at the end of the 2nd quarter of 2001, this value increased by 7.4%.

Long-term investments account for 4.6% of fixed assets and are composed of long-term financial assets and real property of Orbis S.A. as well as participations in affiliates, owned by PBP Orbis. The value of long –term investments went down to reach the level of 88.7% of the value reported at the end of the 2nd quarter of 2001

The long-term deferred costs account for 1.43% of the fixed assets and mostly comprise of assets held as a result of corporate tax deferrals. As compared to the balance at the end of the 2nd quarter of 2001, their value decreased by 13.2%, the assets held as a result of corporate tax deferrals diminished by 8% and other deferrals by 46.7%.

The ratio of current assets to the total assets equaled 12.7% in the 2nd quarter of 2002 and, as compared to the end of the 2nd quarter of 2001, insignificant fluctuations in their level were reported.

Current assets predominantly include short-term investments composed of cash and other cash equivalents (47%) and short-term investments of PBP Orbis in other companies as well as short-term debtors (41.05%) - mainly trade debtors. The share of short-term deferred costs in current assets amounted to 10.6%. A considerably low share of stocks (7.4% of current assets) is attributable to the nature of operations of the Orbis Group.

4.3 Liabilities

The structure of liabilities shows that shareholders' equity constitutes 80.3% of the Group's balance sheet total. The share capital accounts for 6.6% of the shareholders' equity and comprises the share capital of Orbis S.A.. Supplementary capital accounts for 51.3%, and the revaluation reserve capital for 41% of the shareholders' equity. As compared to the end of the 2nd quarter of 2001, the shareholders' equity grew by 7.3%.

The items "creditors" and "provisions for future liabilities" account for 14.6% of the balance sheet total. Short-term creditors constitute a dominant item here (accounting for 41.6%). followed by provisions for future liabilities (28.4%), long-term creditors (26.4%) and accruals and deferred income account for 3.6% of creditors and provisions for future liabilities.

As compared to the 2nd quarter of 2001, short-term creditors grew by 4.6% while provisions for future liabilities decreased by 2%. The major item in terms of value, representing more than

50% of all the provisions, was the provision for retirement benefits and equivalent which is by 21.8% lower than in the corresponding period of the preceding year.

The share of accruals and deferred income in the structure of liabilities decreased from 5% at the end of the 2nd quarter of 2001r. to 3,6% in the reporting period which translated into a decrease in their balance to the level of 70,9% of the figure reported at the end of the 2nd quarter of 2001.

5. Analysis of the figures reported in the financial statements – changes in equity

Since the end of the 2nd quarter of 2001, the balance of shareholders' equity of the Orbis Group increased and, at the beginning of the 2nd quarter of 2002, was by 14.1% greater than during the corresponding period of the past year.

No changes occurred in the share capital of the Group in the period under discussion.

As at the beginning of the 2nd quarter of the year 2002, the balance of supplementary capital was by 14.6% higher than in the past year. The 2nd quarter witnessed the increase in the supplementary capital as a result of distribution of profit from the preceding years and posting certain amounts from the revaluation reserve to supplementary capital due to changes in the balance of assets. The decrease was brought about by the coverage of losses from previous years connected with the returning by Orbis S.A. of an office building, that had been taken away under the nationalization scheme in the times of the Polish People's Republic, to heirs of previous owners of the said building. As a result, the balance of supplementary capital went up by 4.8% in the 2nd quarter of the current year. At the end of the 2nd quarter of 2002, it was by 4,9% higher than at the end of the 2nd quarter of 2001.

As compared to the end of the 2nd quarter of 2001, the balance of the revaluation reserve capital increased by 12.9%. The growth was attributable to the revaluation of titles to perpetual usufruct of land held by Orbis S.A. As a result of the sale of fixed assets an appropriate amount of revaluation reserve capital was posted to supplementary capital.

Changes in the net profit generated by the Group in the preceding years were brought about by the appropriation of part of profit from previous years to the shareholders' equity under the "supplementary capital" item and designation of part of the profit generated by Orbis S.A. for the payment of dividend. The loss from previous years was covered from the supplementary capital. At the end of the reporting period profit from previous years totaled PLN 6.819 thousand.

In the current period the net profit generated by the Group amounted to PLN 8.703 thousand, which accounted for 47,7% of the figure reported in the 2nd quarter of the year 2001..

At the end of the 2nd quarter of 2002, the shareholders' equity of the Group was 1.400.599 thousand and was by 7,3% higher than at the end of the 2nd quarter of 2001.

6. Analysis of figures reported in the cash flow statement

The cash flow statement of the Orbis Group is prepared by indirect method.

In the 2nd quarter of 2002, the companies belonging to the Orbis Group a positive net cash flow from operating activities.

It was to a large extent caused by a far more favorable result on operating activities in the current period as compared to the preceding quarter as well as by high value of depreciation resulting from a hotel base modernization program pursued since the year 1998 and new investments made by Orbis S.A in hotel establishments.

A major change in the balance of provision for anticipated creditors and losses relates to the liquidation and utilization of previously created provisions, especially a provision for payments to employees (including jubilee awards) and tax liabilities in respect of the state budget in connection with the end of the administrative proceedings.
The increase of expenditure classified under deferred costs and prepayments is connected with the additional payments to employees being cleared during future periods.

As far as the investment operations are concerned, high costs incurred in relation to hotel modernization are not balanced by insignificant receipts from the disposal of fixed assets which, as a result, translates into negative flows in that field of activity. Expenditure represents 19.3% of expenditure incurred in the 2nd quarter of 2001 while receipts represent only 1.6%

Financial activities brought about a growth of the balance of cash and cash equivalents connected with the receipt by Orbis S.A. of the subsequent tranche of credit facility and a credit facility granted to Orbis Transport. Receipts from those activities went down by 44.6% in the 2nd quarter of 2002 as compared to the corresponding period of past year predominantly because companies belonging to the Orbis Group availed themselves of credit facilities on a less intense scale. Expenses comprised mainly of repayment of bank loans and credits as well as interest which, coupled with the reduction of disbursements under credit facilities, meant that they were lower than at the end of the 2nd quarter of past year.

Owing to favorable flows in operating and financial activities, the Group closed the 2nd quarter of the year 2002 with a positive cash balance.

7. Performance of the Orbis Group

7.1. The overall performance of the Orbis Group can be broken down as follows:

1. Performance of consolidated companies, i.e.:

- Orbis S.A.	profit of PLN 8 645 thousand
- PBP Sp. z o.o.	loss of PLN 2 318 thousand
- Orbis Transport Sp. z o.o.	profit of PLN 1 379 thousand
Net profit	**PLN 7 706 thousand**

2. And the following adjustments:

- share of minority shareholders in the loss	+PLN	443 thousand
- negative goodwill write-offs	+PLN	393 thousand
- contributed profits of Orbis Casino Sp. z o.o.	+ PLN	161 thousand

Total adjustments	+PLN	997 thousand
Total as of June 30, 2002	**+ PLN**	**8 703 thousand**

7.2 In the 2nd first quarter of 2002, the sales revenues generated by **Orbis S.A.** amounted to PLN 173.572 thousand, i.e. by 12.2% less than in the 2nd quarter of 2001. The sales of Orbis S.A in that quarter were first and foremost affected by still weak dynamics of the GNP growth in Poland which resulted in the sustained downward trend in the overall number of room nights sold. Low activity of Polish entrepreneurs and the growing competition on the hotel market bring in effect a drop in the sales of services rendered by Orbis S.A to corporate clients both as regards the number of room nights sold and the rates. Corporate clients of Orbis S.A purchased 42% of room nights declared for the 2nd quarter of the year 2002. Weaker exchange rate against the EURO allowed, however, for the reduction of the decline in the average rate of one room sold.

In the second quarter of the year 2002, the occupancy rate in Orbis S.A hotels totaled 52.7%, recording a reduction by 6.2 percentage points as compared with the 2nd quarter of 2001, whilst the number of available rooms increased by 0.8% up to 10 043 rooms. The number of room nights sold equaled 481 409 and was lower by 9.8% than in the corresponding period of the preceding year. The Average Daily Rate equaled PLN 208.5, reflecting a reduction by 4.9.3% as compared to the Average Daily Rate during the 2nd quarter of 2001. The drop in the number of room nights sold affected exclusively the business segment, the share of which in the total number of room nights sold in the 2nd quarter amounted to 47.1%. The number of room nights sold in the tourist segment, accompanied by a drop in the group segment and an increase in the individual tourism segment, remained actually unchanged, as compared to the 2nd quarter of 2001. The Average Daily Rate in the business segment equaled PLN 265.3 and recorded a drop of 7.4%, the ADR in the tourist segment went up by 8.4% to reach PLN 158.7. The increase in the ADR in the tourist segment was attributable to the increase of the ADR in the segment of groups cleared in EURO classified as foreign incoming tourism.

The Company continued employment restructuring program which brought about a drop in the employment level by 12.2% at the end of the 2nd quarter of 2002 than in the preceding year. The employment coefficient per one available room went down from 0.74 at the end of the 2nd quarter of 2001 to 0.64 in the year 2002.
The average remuneration in the amount of PLN 2 540 is by 2.6% lower than that paid out in the preceding year.

At the end of the 2nd quarter of 2002 the costs of finished products, goods for resale and raw materials sold were at the level of 88% of the costs recorded in the corresponding period of the preceding year, cost of sales was by 9.2% higher while the costs of general overheads were by 11.7% lower. In the 2nd quarter of the year 2002 these figures were as follow: the costs of finished products, goods for resale and raw materials sold at the level of 88% of the figure recorded in the preceding year, costs of sales were by 7.5% higher, whilst the costs of general overheads – by 8.5% lower.

Net sales revenues represent 98% of total revenues, while costs of finished products, goods for resale and raw materials sold contribute 76.1% to the total costs, which is the reason why their decline to the most extent affects the Company result. After two quarters of the year 2002, the

Company generated the operating profit totaling PLN 11.770 thousand which represents 48% of the result achieved in the corresponding period of the year 2001.

Financial income amounted to PLN 2,566 thousand, while the costs to PLN 2,401 thousand and were by 59.7% and 34.7%, respectively, lower than those generated during the two quarters of the year 2001. In consequence, financial result was at the level of 6.1% of the last year's result.

Gross profit as at the end of the 2nd quarter of 2002 totaled PLN 12,018 thousand, while it amounted to PLN 27,253 thousand in the corresponding period of the preceding year, which translates into a drop by 55.9 %.

Net profit generated by the Company during the two quarters of the year 2002 was PLN 8,645 thousand which accounts for 45.4% of the net profit recorded in the corresponding period of the preceding year. In the 2nd quarter of 2002 it amounted to PLN 23,033 thousand and represented a decline by 12% as compared to the result from the 2nd quarter of 2001.

7.3 In the 2nd quarter of 2002, **PBP Orbis Sp. z o.o.** recorded sales revenues of PLN 70 188 thousand, reflecting a 12.2% decrease as compared to the corresponding period of the past year. This is mainly attributable to a decline of revenues from foreign outgoing traffic owing to the dominance of purchases of cheap offers, from domestic traffic where, since January 1, 2002 hotel reservations have been classified as travel services as well as from foreign incoming traffic affected by a strong exchange rate of Zloty and a decline in foreign arrivals. The increase of revenues was recorded in travel services, yet, a change consisting in the shift of revenues from hotel reservations has to be taken into account. Even with this change excluded, a drop in revenues from that field of activity was reported.

The costs of goods and raw materials sold were reduced by 9.9%. Also, the costs of general overheads went down by 23,4% as compared to the corresponding period of the past year. The only increase was reported in the cost of sales (by 22,7%) which resulted from a necessity to pursue more aggressive advertising and promotion campaigns of offer for tourists and travel services.

At the end of the 2nd quarter of 2002, PBP Orbis recorded a loss on sales of PLN 3 394.2 thousand. The largest loss was incurred in the foreign outgoing traffic.

Other operating income generated a loss of PLN 150.7. The other operating income item includes dissolved reserves of past years, advertisements published in the Orbis catalogue and receipts from supervision over license, while the main items of the other operating expenses are reserves, write-offs to revaluate receivables and depreciation of goodwill.

As a result of growth in income from the sale of tradable securities, interest income and positive forex translation differences, the Company recorded a positive balance of financing operations.

The 2nd quarter of 2002 closed with a net loss amounting to PLN 2.318 thousand which represents an increase of 14.3% as compared to the corresponding period of past year

In 2002, the Company continued the employment restructuring process and managed to reduce employment by 13.1% as compared to the corresponding period of the year 2001. The major reduction took place in transportation as a result of sale of 5 coaches and in administration.

The Company continues to implement a financial and accounting system and works connected with an integrated back-office system. In the two quarters of the year 2002 investment outlays incurred account for 17% of outlays planned for the year 2002.

7.4 At the end of the 2nd quarter of 2002, **Orbis Transport Sp. z o.o.** generated sales revenues of PLN 33.683 thousand, i.e. by 11.3% more than in the past year. At the same time, the costs of products sold rose by 6.6%, costs of general overheads by 9.3% while cost of sales diminished by 22.3% which translated into a dynamic increase in profit on sales up to the level of PLN 2,240.5 thousand.

Taking into account the remaining operating expenses and incomes, the Company generated an operating profit of PLN 3,784.9 thousand.

Interest on credit represents a dominant item in financial costs incurred by Orbis Transport. The replacement of hard currency loan with a loan denominated in Polish Zlotys and the foreign exchange rate against Zloty brought about a 3.6% drop in financial costs incurred by the Company in the two quarters of the year 2002. In 2001 the Company generated high financial income which resulted from positive exchange rate differences on the repayment of a foreign exchange credit. In 2002 financial income was by 92.3% lower than in the past year.

The gross profit generated by the Company in the reporting period amounted to PLN 2,167.1 thousand, i.e. accounted for 56.2% of the figure achieved in the corresponding period of the past year. The net profit equaled PLN 1.379.2 thousand, accounting for 50% of the figure reported in the year 2001.

In 2002, Orbis Transport intends to continue expanding its fixed asset base, mainly the means of transport. Purchases are financed from bank loans and equity, the share of which in financing the Company's fixed assets' purchases equaled 57.3% as of June 30, 2002.

8. Additional information

8.1 As of June 30, 2002, the value of the Company's share capital amounts to PLN 92 154 016, and comprises of 46 077 008 shares having a par value of PLN 2 each. Shareholders who hold over 5% of the share capital include:

Shareholder	Share of votes at the General Assembly as of June 30, 2001.	Changes from June 30, 2001, till June 30, 2002	Share of votes at the General Assembly as of June 30, 2002.	No of shares as of June 30, 2002.
Accor S.A.	20 %	+ 4.1%	24.99%	11,519,251
Reib International Holdings Limited	10.37%	-	10.37%	4,778,190

Franklin Resources, Inc	5 %	- 5%	0.0	0.0
State Treasury	6.24%	-2.17%	4.07%	1,875,000
Globe Trade Centre S.A	5%	-	5%	2,303,853
Michał Sołowow	5.01%	-2.41%	2.60%	1,197,560
CU OFE BPH CU WBK	-	+ 4.34%	4.34%	2,000,000
Other shareholders	48.38 %	+0.25%	48.36%	22,403,064

8.2. As of June 30, 2002, the share capital of the Polskie Biuro Podróży Orbis Sp. z o.o. amounted to PLN 16 453 900. Its shareholders include:

Shareholder	% share in equity as of March 31, 2001.	Changes from March 31, 2001, till March 31, 2002	% share in equity as of March 31, 2002.
Orbis S.A.	69.887	+0.521	70.408
Beton Stal S.A.	16.191	+0.121	16.312
Invor Sp. z o.o.	5.385	+0.036	5.421
Chrobot Reisebüro	0.243	0.00	0.243
Wilanów Sp. z o.o.	0.063	+0.003	0.066
Biuro Podróży Zbigniew	0.09	+0.003	0.012
Natural persons	8.224	0.00	8.224

8.3 An increase of the declared capital of the Company Orbis Transport Sp. z o.o. by an amount of PLN 7 214 800 was registered in January 15, 2001. As of June 30, 2002, the Company's equity amounted to PLN 14 429 300. Its shareholders include:

Shareholder	% share in equity as of March 31, 2001.	Changes from March 31, 2001, till March 31, 2002	% share in equity as of March 31, 2002.
Orbis S.A.	82.383	-	82.383
L.G. Petro Bank S.A.	13.521	-	13.521
Invor Sp. z o.o.	0.965	-	0.965
Chrobot Reisebüro	0.354	-	0.354
PBP Orbis Sp. z o.o.	0.180	-	0.180
Natural persons	2.597	-	2.597

8.4. As of June 30, 2002, the declared capital of the Orbis Casino Sp. z o.o. amounted to PLN 2 592 000. Its shareholders include:

Orbis S.A. – 33.33%
Finkorp Sp. z o.o. – 33.33%
ZPR S.A. – 33.33%

8.5. As of March 31, 2002, PBP Orbis Sp. z o.o. holds shares in the following business operators:

	% share in equity
Orbis Polish Travel Bureau Inc. (New York)	88.00

Inter BUS Sp. z o.o.	31.00
Dom Polski S.A. (the Czech Rep.)	1.00
First Travel GmBH in Düseldorf	1.00
Orbis Transport Sp. z o.o.	0.18
Regional Development Agency in Tarnów	0.18

PBP Orbis Sp. z o.o. does not prepare the consolidated balance sheet as the financial figures of a subsidiary company Orbis Travel Bureau Inc New York and an associated company Inter Bus Sp. z o.o. are insignificant from the point of view of an obligation specified in Art. 4 section 1 of the Accounting Act of September 29, 1994, while CB International previously consolidated by the equity method was sold in the first half of the year 2002.

PBP Orbis Sp. z o.o., also known as Orbis Travel, provides diversified tourist and travel services in Poland and abroad. The company organizes private and package tours, runs ticket sale, rents cars, leases mobile telephones and sells insurance policies. The company has its own currency exchange offices as well as a commercial and business acquisition network of 27 branches, specialized units of foreign incoming tourist services, congresses and hunting services office.
PBP Orbis cooperates with 75 licensed travel agencies on the basis of franchise agreements executed with these agencies by Orbis S.A..

8.6. Orbis Transport Sp. z o.o. conducts its operations both at its own account and in co-operation with other business organizations and foreign partners, consisting in organization and provision of the following services:

- foreign and domestic transportation services,
- lease and rent of motor vehicles,,
- trade, including sale of motor vehicles and spare parts,
- exports and imports of products and goods,
- agency services in provision of tourist, hotel and transportation services,
- carriage of passengers - running regular bus routes,
- car repair service and parking services,
- agency and representation services,
- travel organization.

8.7. The business of Orbis Casino Sp. z o.o. consists in running casinos and lottery games as well as providing food & beverage services in 11 casinos located in Orbis hotels, such as "Victoria-Sofitel" in Warsaw, " Sofitel" in Cracow, "Neptun" in Szczecin, "Grand" w Sopot, "Novotel Rondo" in Katowice, "Mercure " in Lublin, "Giewont" in Zakopane, "Marina" in Gdańsk and „Centrum" in Poznań, "Grand" in Warsaw and Łódź Business Center in Łódź.
The company also operates arcade games salons in the following hotels: "Grand" in Warsaw, "Petropol" in Płock and "Grand" in Łódź.
The Company also operates slot machines in the following hotels: "Grand" in Warsaw, "Petropol" in Płock and "Grand" in Łódź.
Moreover, in accordance with the Company's Articles of Association, Orbis Casino Sp. z o.o. conducts business operations in the following fields:

- domestic and foreign trade,
- training courses,
- consulting, representation and agency services,
- publishing,

- entertainment,
- advertising services,
- trade in and management of real property,
- activities related to recreation as well as cultural and sports events,
- finance intermediary services in respect of granting financial and cash loans outside the banking system as well as ancillary services in respect of financial agency services, including running currency exchange offices.

9. Other events affecting the Company's financial standing

9.1 On January 25, 2002, the Extraordinary General Assembly of Orbis Shareholders adopted a resolution concerning filling the vacancy in the Supervisory Board and appointed Mr. David Netser as member of the Supervisory Board.
/Current report no 1/2001/.

9.2 On March 12, 2002, the Supervisory Board of Orbis S.A. passed a Resolution no 10/V/2002 whereby it decided to prolong the agreement with a licensed auditor Deloitte & Touche Services Sp. z o.o., having its corporate address in Warsaw, at 6, Fredry street, registered on the list of chartered accountants under the number 73, that has been co-operating with Orbis S.A. and has audited its financial statements since the year 2000 and to entrust the said auditor with the task of examining and auditing the financial statements of the company Orbis S.A. and the consolidated financial report of the Orbis Group for the year 2002 as well as financial statements for years 2001 and 2002 prepared according to the International Accounting Standards.
/Current report no 7/2001/.

9.3 On May 21, 2002, the Supervisory Board appointed the following persons as members of the Management Board in Orbis S.A. for the 5th term of office of the Board:

1/ Maciej Grelowski	- President of the Management Board
2/ Ireneusz Węgłowski	- Vice-President of the Management Board
3/ Andrzej Szułdrzyński	- Vice-President of the Management Board
4/ Krzysztof Gerula	- Vice-President of the Management Board
5/ Yannick Rouvrais	- Member of the Management Board

The above mentioned persons served as members of the Orbis S.A. Management Board during the fourth term of office of the Board.
/Current report no 12/2001/.

9.4 The annual Ordinary General Assembly of Orbis S.A. Shareholders was held on June 26, 2002. The Assembly approved:
1. Supervisory Board' report on the results of its review of the financial statements for the financial year ended December 31, 2001, of the Management Board's report as well as of the motions of the Management Board concerning the division of net profits for the year 2001 and allocation of the reserve capital to cover the past years' loss reported in the balance sheet prepared as at December 31, 2001;
2. Management Board's report on the activity of „Orbis" S.A. for the period from January 1, 2001, up till December 31, 2001;
3. Financial statements of the Company for the financial year 2001 including:

- balance sheet prepared as of December 31, 2001, showing the total assets and liabilities figure of PLN 1,291,770,534.89 (say: one billion two hundred ninety one million seven hundred seventy thousand five hundred and thirty four Polish Zloty and 89 Grosze);
- profit and loss account for the period from January 1, 2001, up till December 31, 2001, showing a net profit of PLN 50,978,020.01 (say: fifty million nine hundred seventy eight thousand and twenty Polish Zloty and 01 Grosze);
- cash flow statement for the period from January 1, 2001, up till December 31, 2001, showing a change in the balance of cash and cash equivalents during the financial year by a net amount of PLN 20,745,211.02 (say: twenty million seven hundred forty five thousand two hundred and eleven Polish Zloty and 02 Grosze);
- additional notes;

4. Apportionment of the net profit generated during the financial year ended December 31, 2001, amounting to PLN 50,978,020.01 (say: fifty million nine hundred seventy eight thousand and twenty Polish Zloty and 01 Grosze) to:
   - reserve capital - amount of PLN 32,547,216.81 (say: thirty two million five hundred forty seven thousand two hundred and sixteen Polish Zloty and 81 Grosze),
   - dividend - amount of PLN 18,430,803.20 (say: eighteen million four hundred thirty thousand eight hundred and three Polish Zloty and 20 Grosze);

and granted a vote of discharge to members of the Management Board and the Supervisory Board in respect of performance of their duties in the financial year ended December 31, 2001.

The Ordinary General Assembly of Shareholders also granted its consent for the allocation of the Company's reserve capital to cover the past years' loss in the amount of PLN 263,496.96 (say: two hundred sixty three thousand four hundred and ninety six Polish Zloty and 96 Grosze) reported in the balance sheet prepared as at December 31, 2001.

9.5 The Ordinary General Assembly of Shareholders also approved the annual consolidated financial statements of the Orbis Group, prepared as of December 31, 2001, including:

- consolidated balance sheet prepared as of December 31, 2001, showing the total assets and liabilities figure of PLN 1,382,315,000 (say: one billion three hundred eighty two million three hundred and fifteen thousand Polish Zloty);
- consolidated profit and loss account for the period from January 1, 2001 up till December 31, 2001 showing a net profit of PLN 51,201,000 (say: fifty one million two hundred and one thousand Polish Zloty);
- consolidated cash flow statement for the period from January 1, 2001, up till December 31, 2001, showing a change in the balance of cash and cash equivalents during the financial year by a net amount of PLN 18,985,000 (say: eighteen million nine hundred and eighty five thousand Polish Zloty);
- additional notes;
- report on the activity of the group during the year 2001.

9.6 The Ordinary General Assembly of Shareholders also granted its consent for.

1) transfer, by way of an open unlimited tender, of the ownership title to the real property located in London, at Cumbrian Gardens 67 NW2 and 1ED, along with furnishings;
2) transfer of the title to land with buildings located in Zielona Góra at 9a, Staszica street;
3) transfer, without recourse to the tender procedure, to the Municipal Office in Zielona Góra, of the title to perpetual usufruct of land located in Zielona Góra, at Stanisława Wyspiańskiego street, registered in the land and mortgage register KW 39818 kept by the District Court in Zielona Góra;

4) transfer, by way of an unlimited public written tender, of the title to real property located in Poznań, at 12, Św. Wincentego street, composed of:
   - right of perpetual usufruct of a plot of land no 5/11 (central map section, sheet 6-7) having an area of 7310 m^2,
   - ownership title to laundry building having an area of 2,360 m^2,
   - ownership title to storehouse having an area of 720 m^2,
   - ownership title to local electric energy & trafo station having an area of 28.5 m^2,

   registered in the land and mortgage register no KW 120879 kept by the District Court in Poznań, XIII Land and Mortgage Registry Division;
5) acquisition of the right of perpetual usufruct of:
   - a plot of land no 3/2 having an area of 122 m^2,
   - and plot no 7/1 having an area of 930 m^2,

   registered in the land and mortgage register no KW 139916 kept by the District Court in Poznań, XIII Land and Mortgage Registry Division.
6) sale of the right of perpetual usufruct of real property located in Sosnowiec, at 5, Kresowa street, composed of a part of the plot no 1/43 having an area of 708 m^2 registered in the land and mortgage register no KW 24172 kept by the District Court, VI Land and Mortgage Registry Division in Sosnowiec to "ZASADA S.A." company without recourse to the tender procedure.

9.7 The Ordinary General Assembly of Shareholders further approved for implementation Annex No 1 to the Social Pact dated July 11, 2000, executed by and between Accor S.A., FIC Globe LLC and Globe Trade Centre S.A. on the one hand, and the national trade union organizations, i.e. the Interregional Coordination Commission of NSZZ „Solidarność" of ORBIS Employees with its office in Gdańsk and the Board of the Federation of Trade Unions of Orbis Employees with it office in Poznań, on the other hand, that has been approved for implementation by virtue of resolution no 6 of the Extraordinary General Assembly of "Orbis" S.A. dated October 3, 2000.
/Current report no 17/2001/.

9.8 On June 26, 2002, the "Orbis" S.A. Supervisory Board appointed Mr. Laurent Picheral as a member of the "Orbis" S.A. Management Board for its 5th tenure.
/Current report no 18/2001/.

10. Litigation pending in courts of law and public administration authorities

No court or administrative proceedings of a total value in excess of PLN 139 million, which corresponds to 10% of the Company's equity shown in the balance sheet prepared as of June 30, 2002, were initiated against or by the Company.

10.1. Among the pending court litigation, the case of the **„Hotel Europejski" in Warsaw** is of particular importance to the Company. The case concerns the reinstatement of the real property with the building of the Europejski Hotel situated thereon, located in Warsaw, at 13, Krakowskie Przedmieście street, plot no 51/1, 51/2 and 51/3, having a total area of 5,330 m^2, land and mortgage register no KW 201926, to the company which owned this real property prior to September 1, 1939, i.e. the company „Hotel Europejski w Warszawie" S.A. The following proceedings are currently pending in this case:

a) Litigation before the civil court initiated by Orbis S.A. against the Head of the Warsaw County to obligate the defendant, i.e. the State Treasury, to transfer, against consideration of PLN 26 276 875, the ownership of the land to Orbis S.A. The proceedings are pending.
b) Proceedings before Supreme Administrative Court on complaint filed by ORBIS S.A. against the decision no. GN.5.1-Z-14/01 of February 27, 2001 issued by the Chairman of the Office of Housing and Urban Development upholding the decision of the Voivod of the Mazowieckie Province no.119/00 issued on November 6, 2000 refusing to suspend proceedings.
c) On September 19, 2001, the president of the Supreme Court lodged an extraordinary appeal (case file no III 191/01) against a ruling of the Supreme Administrative Court dated March 28, 2001, by virtue of which the complaint filed by Orbis S.A. against the decision of the Mazowiecki Voivod dated December 5, 2000, concerning a perpetual use of land, was rejected.
d) On July 5, 2002, the attorney of Orbis S.A. sent a letter to HESA concerning the possibility of continuing conciliatory discussions concerning the Europejski Hotel in the present legal and actual situation. On June 17, 2002, in response to the said letter HESA stated that the renewal of conciliatory discussions would have been greatly aided by a positive approach on the part of Orbis S.A. to demands for payment concerning the "rent" due, i.e. damages for a non-contractual use of the real property in question. I a letter dated June 24, 2002, Orbis S.A. responded to HESA's claims contained in a letter dated June 17, 2002, and expressed conviction that it is still possible to reopen negotiations, if the initial purpose of such negotiations is to firstly agree on the joint interests of the parties and, in case such interests do not overlap, to undertake an effort of bridging the gap. Having agreed on the concordant interests of the parties, it will be possible to realize them in the form of specific economic or juridical solutions.
e) In a letter dated July 4, 2002, Orbis S.A. applied to the head of the Warsaw-Centrum Commune, Mr. Jan Wieteska, with a request to apply (consider the purposefulness of applying) to the Minister of Internal Affairs and Administration to declare as invalid, on the grounds of Article 156 § 1 point 2, that the decision of the National Property Committee dated February 1, 1994, which upheld in force the decision of he Warsaw Voivod dated August 16, 1993, concerning refusal to declare acquisition, by operation of the law, by the Warsaw-Śródmieście District Commune, of real property with buildings, located in Warsaw, at 13, Krakowskie Przedmieście street, along with declaring the invalidity of the latter decision.

10. 2.Kasprowy Hotel in Zakopane.

The case was initiated by Helena Leśniak and Bronisława Biernacik (case file no 02-239/97) to declare the invalidity of the decision issued by the Nowosądeckie Voivod confirming the acquisition by Orbis S.A. of the right to perpetual usufruct of real property located in Zakopane, at the spot named Polana Szymoszkowa (plot with an area of around 2.5 hectare).
The attorney of Orbis S.A. filed a complaint before the Supreme Administrative Court in Warsaw (date of complaint: May 17, 2001) against the decision of the President of Housing and Municipal Development Office dated April 26, 2001, that upheld in force, after a review of the case, the decision of January 26, 2001 concerning suspending the proceedings relating to declaration of invalidity of the decision of the Nowosądeckie Voivod dated August 11, 1994, concerning granting the title to property. The decision of the Nowosądeckie Voivod confirmed the acquisition by Orbis S.A. of the right to perpetual usufruct of the real property located in Zakopane, at Polana Szymoszkowa (plot with an area of around 2.5 hectare). On July 6, 2001,

in response to application by Orbis S.A., the President of Housing and Municipal Development Office applied for dismissal of the decision.

10.3. Kasprowy Hotel in Zakopane.
The case concerning termination of the right to perpetual usufruct of the plot no 203/1 with an area of 30, 543 m^2 located in the spot named Polana Szymoszkowa granted to Orbis S.A. was again pending before the Nowosądeckie Voivod upon application filed by Czesława Ross and Maria Walczak. On December 22, 2000, the Supreme Administrative Court, external unit in Kraków, annulled the decision of the Nowosądeckie Voivod dated December 29, 1999, and of the Head of the District Office in Nowy Targ dated March 14, 1996 concerning refusal to terminate the perpetual usufruct title in possession of Orbis S.A. wit respect to Polana Szymoszkowa and passed the case again for review. On March 5, 2002, the Tatry Head terminated the administrative proceedings as groundless, and Mrs. Czesława Ross and Maria Walczak appealed. The date of the hearing was fixed at August 31, 2002.

10.4. Grand Hotel in Warsaw.
The case was initiated by Mrs. Barbara Łukasik and Mr. Wiesław Pióro to declare invalidity of the administrative decision no PB/3318/50/4802/50 issued by the National Council's Presiding Board of the City of Warsaw on June 12, 1950, that refused to grant to the former owners the right to temporary ownership of land constituting a real property in Warsaw (part of plots no 133/1 and 133/2 having an area of 558m^2), located at 20, Hoża street, mortgage no 1651/2-A. The President of the Municipal Office and the Municipal Council passed a decision in this matter on August 8, 2001 that refused to declare the decision dated June 12, 1950, invalid. The applicant, Mrs. Barbara Łukasik, requested a review of the case by the Office. In response, the resident of the Municipal Office and the Municipal Council issued a decision dated October 26, 2001, whereby it upheld the former decision dated August 8, 2001. Mrs. Barbara Łukasik complained to the Supreme Administrative Court in Warsaw.

10.5. Grand Hotel in Warsaw.
On March 20, 2000, the successor to the former co-owner of the land constituting a real property in Warsaw (parts of plots no 133/1 and 133/2 having an area of 23m^2), located at 19, Wspólna street, Mrs. Joanna Ostrowska-Bazgier, applied to the Housing and Municipal Development Office to declare invalidity of the administrative decision issued by the President of the City of Warsaw on April 11, 1950, that refused to grant to the former owners the right to temporary ownership of the real property. The application was not reviewed and in a decision dated August 21, 2000, and December 11, 2000, the Housing and Municipal Development Office refused to declare the said decision as invalid. Therefore, on January 16, 2001, Joanna Ostrowska-Bazgier filed a complaint before the Supreme Administrative Court against the decision dated December 11, 2000, passed by the President of the Housing and Municipal Development Office that refused to declare the said decision invalid.

10.6. Grand Hotel in Warsaw.
The case was initiated by Mr. Romuald Wrzecian to declare invalidity of the decision no PB/3318/50/U/4804/50 issued by the National Council's Presiding Board of the City of Warsaw on June 12, 1950, that refused to grant to the former owners the right to temporary ownership of land constituting a real property in Warsaw (parts of plots no 133/1 and 133/2 having an area of 478m^2), located at 16, Hoża street. After review of the case, on August 30, 2001, the Housing and Municipal Development Office issued a decision whereby it refused to declare invalidity of the appealed-against decision of June 12, 1950. Therefore, successors of

Mr. Romuald Wrzecian filed separate applications for a review of this case by the Office. The President of the Housing and Municipal Development Office issued a decision dated February 14, 2002, whereby it upheld in force the appealed decision of August 30, 2001.

10.7. Mercure-Unia Hotel in Lublin.

Regulatory proceedings initiated by the Catholic University in Lublin (KUL) and involving the participation of Orbis S.A. concerning reinstatement of the KUL as the owner of the real property having an area of 1623 m^2, located in Lublin at 1, Akademicka street and 14, Racławickie avenue, have been pending before the Property Commission in Warsaw since 1992. On July 20, 1998, KUL and Orbis S.A. executed a memorandum of understanding concerning conciliatory adjustment of the legal boundary of the real property separating plot no 2 that remains in the possession of KUL and the plot administered by the Orbis S.A. Branch - Mercure-Unia Hotel in Lublin. Implementing the decision of the Property Commission, on October 5, 2001, the parties drafted a memorandum of understanding, by virtue of which KUL will unconditionally waive its claims to 1479 m^2, while Orbis S.A. will waive its perpetual usufruct right to 139 m^2. On November 20, 2001, the Municipal Office in Lublin by a decision no GGN.01.2.2.7430/366/2001 and GGN.01.2.2.7430/367/2001 approved the draft plan of division of the real property while the Municipal Office in Lublin, acting upon request of Orbis S.A., issued a decision no GGN.05.1.5./RWU-165/2002, dated February 25, 2002, whereby it gave consent for a gratuitous disposal to the State Treasury of the right to perpetual usufruct of the real property located in Lublin, at Al. Racławickiej 12, registered in the land register as plots no 3/3 with an area of 139 m^2, and 3/4 with an area of 19 m^2. Due to the fact that KUL and the Lubelskie Voivod was not represented at the hearing on May 28, 2002, the Commission postponed the case without fixing the date of next hearing.

10.8. Gdynia Hotel in Gdynia.

Upon application of Orbis S.A. Branch in Gdynia dated May 11, 1998, the proceedings concerning adjusting the boundaries of the real property used by the branch is pending before the self-government and state administration authorities on the grounds of Article 14 & 5 of the Act of August 21, 1997, on Real Property Administration. The correction of the boundaries relates to plot no 678/129 with an area of 173m^2, plot no 728/150 and 729/150 having a total area of 493 m^2 (owned by the State Treasury), plots having an area of 617 m^2 (owned by the City of Gdynia). The proceedings concern the regulation of the boundaries between the Roman Catholic Parish and the hotel due to transgression of the boundary of the hotel property by an area of 679 m^2.

10.9. Polonez Hotel in Poznań.

Proceedings concerning establishment of the perpetual usufructuary of a part of the real property occupied by the Hotel is pending before the Management of GEOPOZ in Poznań. The proceedings concern plots no 3/2 with an area of 122 m^2 and no 7/1 with an area of 930 m^2.

10.10 Sofitel Victoria.

On July 9, 2002 Orbis S.A. was informed by the Housing and Municipal Development Office that upon application of Edward Raczyński, replaced by his legal successors, Mrs. Catherine Raczyńska, Mrs. Wanda Dembińska and Mrs. Wiridianna Rey, proceedings are pending in a case concerning determining the invalidity of the decision issued by the Ministry of Municipal Economy no MT/167/62 dated May 15, 1962, upholding the validity of the administrative decision issued by the Presiding Board of the National Council in the city of Warsaw, no

GT.III-II-6/K/293/61 dated December 20, 1961, whereupon the right to temporary title to the land located in Warsaw at 5, Krakowskie Przedmieście street, registered in the land and mortgage register under the no 410, has been refused and whereupon all the buildings located at the said land became the property of the State Treasury.

10.11 Hotel Novotel Centrum in Warsaw.

a) By virtue of a decision no PO.5.3-R-880/99 dated September 6, 2001, the President of the Housing and Municipal Development Office terminated the proceedings initiated upon application of attorney acting for Mr. Andrzej Jacek Blikle and Mrs. Helena Maria Helmerson-Andrzejewska to declare the invalidity of an administrative decision that refused to grant the right to temporary ownership of land constituting a real property in Warsaw, at 29 Al. Jerozolimskie avenue (presently numbered 35), part of plot no 3 having an area of 1,130 m^2, mortgage no 5021. According to the notice dated October 4, 2001, received from the President of the Housing and Municipal Development Office, (addressed to Orbis S.A.), the attorney Wiesław Szczepiński applied for a review of the case which ended in issue of a decision terminating the proceedings concerning invalidity of the decision dated July 15, 1949, which is not valid as a legal document, and which refused to grant to the former owners the right to temporary ownership of land constituting the said real property in Warsaw.
By a decision dated May 16, 2002, the President of the Housing and Municipal Development Office declared invalidity of the administrative decision of the Presiding Board of the National Council in the city of Warsaw no ST/TN-15/J/20/55 dated June 24, 1955. Orbis S.A. represented by Mr. Jan Zieliński of the Law Office I & Z, applied to the President of the Housing and Municipal Development Office to reconsider the case resolved by a decision dated May 16, 2002. Next, by a letter dated June 24, 2002, application was filed with the President of the Housing and Municipal Development Office with a request to determine and supply information on the following matters: what are the boundaries of the former real property located at 35, Jerozolimskie avenue (mortgage no 5021) in respect of the existing building of the hotel and whether the former owners have been paid an indemnity as a result of passing of the land to the State Treasury.

b) On September 28, 2001, the Supreme Administrative Court dismissed the complaint filed by Orbis S.A. against the decision of the President of the Housing and Urban Development Office (no: P.5.3-WP-2/2000) dated December 29, 2000, which upheld a former decision issued by the President of the said Office on March 7, 2000 (no: PO.5.3.-R-29/99). In its complaint, Orbis S.A. pleaded for the declaration of invalidity of an administrative decision made by the Presiding Body of the National Council for the Capital City of Warsaw on November 6, 1951. By virtue of the said decision, which was based on the so-called "Warsaw Decree" dated October 26, 1945, the former owners have been disowned from their right to temporary ownership (according to the present legal status it is referred to as a "perpetual hold" over real property) to the real property located in Warsaw, at 26, Nowogrodzka street, part of plot no 3 having an area of 1,130 m^2.

The case relates to the part of land on which the Novotel Centrum Hotel in Warsaw is located. According to decision no 447/91 issued by the Warsaw Voivod on September 23, 1991, (no: G.2.1.8224a/429/91/HŚ), ORBIS S.A. acquired the right of perpetual hold over developed land owned by the State Treasury, located in Warsaw, at 24/26, Nowogrodzka street and having an area of 7295 square meters, as well as the right of ownership of the hotel building located thereon. The said land is registered in the land and mortgage register no

KW 72550, according to which Orbis S.A. is the perpetual holder of the land as well as the owner of this building.
The decision is question issued by the Supreme Administrative Court does not relate to the right of perpetual hold over the land exercised by Orbis S.A., since this right was not the subject of this decision.
The decision merely meant that an appropriate body, i.e. the Head of the Warsaw County, being the statutory representative of the State Treasury – owner of the land, will be obligated to examine the matter upon request filed by the former owners on the basis of the above mentioned "Warsaw Decree".

Administrative proceedings were held in the Head Office of the Warsaw County Office on March 12, 2002, concerning hearing of the application filed by Jan and Tadeusz Sławińscy on September 14, 1948, concerning awarding the title to temporal ownership (at present – the right to perpetual usufruct) of the real property located at 26, Nowogrodzka street, mortgage no 1599 G. The officer conducting the hearing stated that at the end of administrative proceedings the Head of the County will issue a decision in this case. On April 17, 20022, Orbis S.A. filed a letter with the Head of the County whereby the Management Board of the Company upheld the position represented by the attorney at the hearing and declared that the Company may not bear responsibility of decisions made by authorities acting on behalf of the State Treasury, since at present 93.76% of the Company's shares are in the hands of private owners, thus Orbis S.A. may not be a party to negotiations with legal successors of the former owners. Any possible claims for damage filed by former owners should be addressed to the State Treasury and its property authorities. No decision was issued.

10.12. Sofitel in Kraków.
By a decision dated May 25, 2001, the President of the Housing and Municipal Development Office upheld in force the appealed-against decision of the President of the Housing and Municipal Development Office dated July 1, 2000, refusing to declare the invalidity of the decision of the National Council's Presiding Board of the City of Kraków dated March 14, 1973, to the extent relating to expropriation of the real property located in Kraków, at Konopnickiej street, I. wh 162, registered in the land register as plots I. kat. 67, I. kat. 68, I. kat. 69, I. kat. 70, I. kat. 106/1, I. kat. 107/1 and I. kat. 105/1 as well as real property register dint the land and mortgage register no KW 473 Ludwinów, designated as I. kat. 143, I. kat. 73, I. kat. 41 and I. kat. 72. In response dated August 29, 2001, to the complaint filed before the Supreme Administrative Court by Mrs. Teresa Dedio and other claimants represented by legal counselor Waldemar Lenarda against decision dated May 25, 2001, the President of the Housing and Municipal Development Office applied for its rejection.

10.13. Moreover, the following proceedings are currently pending before the Self-Government Appellate Boards in respect of updating for 2002 the annual fees payable for the perpetual use of land belonging to the State Treasury and located in:

- in Poznań - Mercure Poznań Hotel,
  - Centrum Poznań Hotel,
- in Gdynia - Gdynia Hotel,
- in Gdańsk - Marina Gdańsk Hotel,
  - Posejdon Gdańsk Hotel,
  - Novotel Centrum Gdańsk Hotel,
- in Wrocław - Motel Wrocław,
  - Novotel Wrocław,
- in Warsaw - Sofitel Victoria,

- Management Board's Office, at 16, Bracka street.

11. The following exchange rates were applied for the purpose of conversion of „Selected Financial Data" in the balance sheet into EURO:

1) Balance sheet figures
   - the average rate of exchange quoted by the National Bank of Poland on June 30, 2002 1 EUR = PLN 4.0091
2) Profit and loss account figures - the average arithmetical exchange rate calculated on the basis of the exchange rate as of the last day of the month of the given reporting period, i.e. – 1 EUR = PLN 3.7026
3) Balance sheet figures - the average rate of exchange quoted by the National Bank of Poland on June 30, 2001 1 EUR = PLN 3.3783
4) Profit and loss account figures - the average arithmetical exchange rate calculated on the basis of the exchange rate as of the last day of the month of the given reporting period, i.e. – 1 EUR = PLN 3.5806

Signature of the person representing the Company

Andrzej Szułdrzyński
Vice-President

Signature of the person in charge of the Company's accounts

Lidia Mieleszko
Authorized Executive

Warsaw, August 14, 2002.